

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 1, 2008

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Brian J. McDonald
250 H Street, Number 5
Blaine, WA 98230
Fax number: (760) 683-6803

> **Re:** **Sierra Ventures, Inc.**
> **Registration Statement on Form SB-2**
> **Filed October 12, 2007**
> **File No. 333-146675**

Dear Mr. McDonald:

It has been more than nine months since you filed the above registration statement, and the registration statement is now out of date. Within 30 days from the date of this letter, you should either:

- file an amendment to the registration statement to comply with the applicable requirements of the Securities Act of 1933 and the rules and regulations under the Act; or

- file a request for withdrawal of the registration statement.

If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either of these things) within 30 days, an order may be entered declaring the registration statement abandoned under rule 479 of the Act.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue